APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

I am Shawn Brown LLC
Income Statement - unaudited
For the periods ended 12-31-21

	Current Period
	31-Dec-21
REVENUES	
Sales	$ 69,948.00
Other Revenue	-
TOTAL REVENUES	**69,948.00**
COST OF GOODS SOLD	
Cost of Sales	24,505.00
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	24,505.00
GROSS PROFIT (LOSS)	45,443.00
OPERATING EXPENSES	
Advertising and Promotion	1,925.00
Vehicle Expenses	2,943.00
Office Supplies	980.00
Repairs & Maintenance	1,069.00
Supplies	1,866.00
Taxes & Licenses	200.00
Travel	825.00
Deductible Meals	5,232.00
Miscellaneous Expense	860.00
TOTAL OPERATING EXPENSES	15,900.00
OPERATING PROFIT (LOSS)	29,543.00
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	**$ 29,543.00**

I am Shawn Brown LLC
Balance Sheet - unaudited
For the period ended 12/31/21

	Current Period	
	31-Dec-21	
ASSETS		
Current Assets:		
Cash	$	-
Petty Cash		-
Accounts Receivables		-
Inventory		-
Prepaid Expenses		-
Employee Advances		-
Temporary Investments		-
Total Current Assets		-
Fixed Assets:		
Land		-
Buildings		-
Furniture and Equipment		-
Computer Equipment		-
Vehicles		-
Less: Accumulated Depreciation		-
Total Fixed Assets		-
Other Assets:		
Trademarks		-
Patents		-
Security Deposits		-
Other Assets		-
Total Other Assets		-
TOTAL ASSETS	$	-
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	-
Business Credit Cards		-
Sales Tax Payable		-
Payroll Liabilities		-
Other Liabilities		-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-

Profit and Loss

I am Shawn Brown CheeseCaked

Date Range: Jan 01, 2022 to Dec 31, 2022

ACCOUNTS	Jan 01, 2022 to Dec 31, 2022
Income	$219,903.59
Cost of Goods Sold	$18,297.18
Gross Profit **As a percentage of Total Income**	**$201,606.41** **91.68%**
Operating Expenses	$217,645.51
Net Profit **As a percentage of Total Income**	**-$16,039.10** **-7.29%**

Balance Sheet

I am Shawn Brown CheeseCaked

As of Dec 31, 2022

ACCOUNTS	Dec 31, 2022
Assets	
Total Cash and Bank	-$62,418.73
Total Other Current Assets	$0.00
Total Long-term Assets	$0.00
Total Assets	**-$62,418.73**
Liabilities	
Total Current Liabilities	-$37,768.85
Total Long-term Liabilities	$0.00
Total Liabilities	**-$37,768.85**
Equity	
Total Other Equity	-$22,010.00
Total Retained Earnings	-$2,639.88
Total Equity	**-$24,649.88**

Cash Flow

I am Shawn Brown CheeseCaked

Date Range: Jan 01, 2022 to Dec 31, 2022

CASH INFLOW AND OUTFLOW	Jan 01, 2022 to Dec 31, 2022
Operating Activities	
Sales	$219,903.59
Purchases	-$202,012.86
Payroll	-$33,929.83
Other	-$37,768.34
Net Cash from Operating Activities	**-$53,807.44**
Investing Activities	
Net Cash from Investing Activities	**$0.00**
Financing Activities	
Owners and Shareholders	-$22,010.00
Net Cash from Financing Activities	**-$22,010.00**

OVERVIEW

Starting Balance	**$13,398.71** As of 2022-01-01
Gross Cash Inflow	$224,315.33
Gross Cash Outflow	$300,132.77
Net Cash Change	**-$75,817.44**
Ending Balance	**-$62,418.73** As of 2022-12-31

I, LaShawn Brown, certify that:

1. The financial statements of I am Shawn Brown LLC included in this Form are true and complete in all material respects; and
2. The tax return information of I am Shawn Brown LLC included in this Form reflects accurately the information reported on the tax return for I am Shawn Brown LLC for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   *LaShawn Brown*

Name: LaShawn Brown

Title: Owner